

05042023

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SECURITIE ION


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2005
WASH. D.C.
209
SECTION

SEC FILE NUMBER
8- 65543

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMSTAR DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 WEST 34TH STREET
(No. and Street)

New York	NY	10122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MERRILL I ROSEN, CPA,PC
(Name - if *individual, state last, first, middle name*)

14 PENN PLAZA-SUITE 1008	New York	NY	10122
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMSTAR DISTRIBUTORS, INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholder Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMSTAR DISTRIBUTORS, INC.
A WHOLLY OWNED SUBSIDIARY OF
AMIC DISTRIBUTION PARTNERS, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2004

AMSTAR DISTRIBUTORS, INC.
A WHOLLY OWNED SUBSIDIARY OF AMIC DISTRIBUTION PARTNERS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS

Merrill I Rosen. CPA. P.C.
Certified Public Accountants and Consultants

Merrill I Rosen, CPA
Nicholas M. Fernandez, CPA

Members:
American Institute of
Certified Public Accountants

New York State Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Amstar Distributors, Inc.

We have audited the accompanying statement of financial condition of Amstar Distributors, Inc., a wholly owned subsidiary of AMIC Distribution Partners, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, which you are filing pursuant to SEC Rule 17a-5. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amstar Distributors, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



March 29, 2005

14 Penn Plaza · Suite 1008, New York, N Y 10122 · Tel: (212) 868-4244 ext. 139 · Fax: (212) 465-8861 · e-mail: mircpa@optonline .net

AMSTAR DISTRIBUTORS, INC.
A WHOLLY OWNED SUBSIDIARY OF AMIC DISTRIBUTION PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	15,300

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	6,306
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 1000 shares authorized; 100 shares issued and outstanding		1
Additional paid in capital		58,332
Accumulated deficit		(49,339)
Total Stockholder's Equity		8,994
	$	15,300

See notes to financial statements.

AMSTAR DISTRIBUTORS, INC.
A WHOLLY OWNED SUBSIDIARY OF AMIC DISTRIBUTION PARTNERS, INC.
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

FEE REVENUE	$ 4,695
EXPENSES	
Rent, personnel, office services and other	25,673
Professional fees	10,000
Registration fees	500
	36,173
NET LOSS	$ (31,478)

See notes to financial statements.

AMSTAR DISTRIBUTORS, INC.
A WHOLLY OWNED SUBSIDIARY OF AMIC DISTRIBUTION PARTNERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2004	100	1	58,332	(17,861)	40,472
Net Loss				(31,478)	(31,478)
Balance, December 31, 2004	100	$ 1	$ 58,332	$ (49,339)	$ 8,994

See notes to financial statements.

AMSTAR DISTRIBUTORS, INC.
A WHOLLY OWNED SUBSIDIARY OF AMIC DISTRIBUTION PARTNERS, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Cash received for services	$	4,695
Cash paid for expenses		31,184
Net cash used in operating activities		(26,489)
Cash, Beginning		41,789
Cash, End	$	15,300

RECONCILIATION OF NET LOSS TO
NET CASH USED IN OPERATING ACTIVITIES

Net loss	$	(31,478)
Adjustments to reconcile net loss to net cash used operating activities:		
Decrease (Increase) in accounts receivable		1,421
Increase in accrued expenses		3,568
Net cash used in operating activities	$	(26,489)

See notes to financial statements.

AMSTAR DISTRIBUTORS, INC.
A WHOLLY OWNED SUBSIDIARY OF AMIC DISTRIBUTION PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 – Organization and Nature of Business

Amstar Distributors, Inc. (Company), is a wholly owned subsidiary of AMIC Distribution Partners, Inc. (Parent), was incorporated as a Delaware corporation on December 30, 2002. The Company is a security broker/dealer, registered with the Securities Dealers, Inc. (NASD). The Company commenced operations on February 26, 2003, the date of registration with the NASD, as a distributor of mutual fund shares.

Note 2 – Summary of Significant Accounting Policies

a. Revenue and Expense Recognition

Revenue and expense are recognized when earned or incurred, usually upon the closing of a transaction or pursuant to the terms of an engagement agreement.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results may differ from those estimates.

c. Income Tax

The results of operations of the Company are included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. The Company has available a net operating loss to reduce future state income tax.

Note 3 – Related Party Transactions

The Parent provides office space, personnel and office services at the rate of $25,000 per year. Rent and office expenses were $25,000 in 2004. The lease expires in 2005.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. As of December 31, 2004, the Company had net capital of approximately $9,000 which was $4,000 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.

Note 5 – Subsequent Event

The Company has entered into an agreement with an unrelated third party to sell the Company subject to NASD approval.

SUPPLEMENTARY INFORMATION

Merrill I Rosen. CPA. P.C.

Certified Public Accountants and Consultants

Merrill I Rosen, CPA
Nicholas M. Fernandez, CPA

Members:
American Institute of Certified Public Accountants

New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Amstar Distributors, Inc.

Our report on our audit of the financial statements of Amstar Distributors, Inc. a wholly owned subsidiary of AMIC Distribution Partners, Inc. for the year ended December 31, 2004 appears on page 1. The audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information on page 9 is presented only for purposes of additional analysis and is not a required part of the financial statements. The Schedule of Net Capital and Aggregate Indebtedness, however, is required by Rule 17a-5 of the Securities and Exchange Commission. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the financial statements taken as a whole.



March 29, 2005

14 Penn Plaza · Suite 1008, New York, N Y 10122 · Tel: (212) 868-4244 ext. 139 · Fax: (212) 465-8861 · e-mail: mircpa@optonline .net

AMSTAR DISTRIBUTORS, INC.
A WHOLLY OWNED SUBSIDIARY OF AMIC DISTRIBUTION PARTNERS, INC.
SUPPLEMENTARY INFORMATION - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Stockholder's equity	$	8,994
Less: non allowable assets		
Accounts receivable		-
Net capital before haircuts		8,994
Haircuts		-
Net capital	$	8,994
Aggregate indebtedness	$	6,306
Computed minimum net capital required - 6. 2/3% of aggregate indebtedness	$	420
Minimum dollar requirement	$	5,000
Capital in excess of minimum requirements	$	4,580
Ratio of aggregate indebtedness to net capital		0.7 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5;

The net capital reflected above does not materially differ from the corresponding net capital reflected in the unaudited Part11A FOCUS filing as of December 31, 2004.

Statement Pursuant to Rule 15c3-3

The schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under rule 15c3-3" are not applicable in accordance with the Company's exemption under paragraph (k)(2)(I) of Rule 15c3-3 of the SEC.

See notes to financial statements.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Merrill I Rosen, CPA, P.C.

Certified Public Accountants and Consultants

Merrill I Rosen, CPA
Nicholas M. Fernandez, CPA

Members:
American Institute of Certified Public Accountants

New York State Society of Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Amstar Distributors, Inc.

In planning and performing our audit of Amstar Distributors, Inc. (Company) for the year ended December 31, 2004 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a) 11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or

14 Penn Plaza · Suite 1008, New York, N Y 10122 · Tel: (212) 863-4244 ext. 139 · Fax: (212) 465-8861 · e-mail: mircpa@optonline.net

irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's Objectives.

Our opinion recognizes that it is not practicable in a company the size of Amstar Distributors, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.



March 29, 2005